2018 annual results 27 February 2019 London Exhibit 99.2

Cautionary statements ©2019, Rio Tinto, All Rights Reserved This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

J-S Jacques Chief executive

A strong 2018 ©2019, Rio Tinto, All Rights Reserved Balance sheet Value creation $11.8bn Operating cash flows $8.6bn Disposal proceeds*** Divested coking coal, Grasberg and Dunkerque $0.3bn Net cash at Dec-2018 Adjusted net debt of $8.0 billion** No bond maturities until 2020 Financial performance $18.1bn EBITDA* on margin of 42% * Underlying EBITDA | ** Adjusted net debt of $8.0 billion includes return of Grasberg/Dunkerque proceeds, previously announced buy-backs, Australian tax lag, and leasing accounting standard change | *** Pre-tax proceeds **** Return on Capital Employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets before net debt) $13.5bn Total shareholder cash returns 19% Return on capital employed**** $2.9bn Development capital investment Approval of Koodaideri and Robe River replacement iron ore mines Delivering $13.5 billion of cash returns

©2019, Rio Tinto, All Rights Reserved Tailings storage facilities With active or inactive tailings storage facilities, including 3 non-managed operational sites and 4 legacy sites 100 facilities Active or inactive, with an additional 36 facilities closed or under rehabilitation 32 operations Upstream Centreline Other* Downstream 14 facilities 24 facilities 41 facilities 21 facilities 10 active 4 inactive 3 closed 16 active 8 inactive 5 closed 36 active 5 inactive 11 closed 19 active 2 inactive 17 closed www.riotinto.com/tailings Construction type: *Other includes Single embankment, No embankment – excavated storage facility, No embankment – dry stack, Lake discharge. Active includes tailings storage facilities under construction. Rio Tinto Kennecott, Utah, US Hope Downs 4, Pilbara, Western Australia Boron, California, US

Three levels of assurance for managing tailings and water storage Audit Surface Mining Centre of Excellence Technical risk reviews Site processes Effective design, inspection and monitoring Group Standard and Procedure (D5 – Tailings & Water Storage) rd level 3 nd level 2 st level 1 Group review Assurance to the Rio Tinto Standard Business conformance audits and HSEC reviews Review by subject matter experts external to the asset Operations management Effective facility design (Engineer of Record / Design Engineer) Comprehensive operational controls Independent external review undertaken at least every two years Audit of control effectiveness Group Internal Audit working with external auditors Assures systems for risk management, internal control and governance are effective ©2019, Rio Tinto, All Rights Reserved

©2019, Rio Tinto, All Rights Reserved Focus on people and sustainability Health and Safety 3 fatalities in 2018; 2 workplace related, 1 security incident CRM* a strong focus with 1.4 million verifications in 2018 White Ribbon accreditation in Australia Environment Successful divestment of Grasberg and sale of coal First TCFD* report released – includes 2ºC scenario analysis GHG* emissions intensity reduced by 2.5% YoY, and 29% below 2008 baseline * Critical Risk Management, Taskforce on Climate Related Financial Disclosures, Green House Gas Safety Performance

©2019, Rio Tinto, All Rights Reserved Increased portfolio value and performance Completed ~$12bn disposals since 2015 Grasberg Kitimat wharf & land Qld coking coal Aluminium Dunkerque Coal & Allied Other And strengthened the portfolio: Increase in CuEq CAGR of 1.4%* Driven by a 3.4% increase in CuEq CAGR across our remaining portfolio Increased ROCE by 10pp from 2015-2018 Reduced net debt by $14 billion since Dec-2015 * 2015 – 2018

$5bn Buy-backs from disposals ©2019, Rio Tinto, All Rights Reserved Consistent, disciplined capital allocation Investment and shareholder returns delivered from operating cash flow $7bn Growth capex $12bn Dividends paid $3bn Buy-backs $6bn Sustaining capex $46bn (2016-18) $14bn Reduction in net debt $12bn Cash from disposals $34bn Cash flow from operations $46bn (2016-18) * Comprises $4 billion of special dividends and $1.7 billion of on-market Plc buy-backs by 28 February 2020. Numbers have been rounded to the nearest $bn $3bn 2018 final dividend to be paid in Apr-19 $6bn* 2019 special dividend and buy-backs + +

Jakob Stausholm Chief financial officer

Commodity specific price drivers in 2018

Iron Ore (-4%)



80
50
2018 avg*: $61.2/t vs $64.1/t in 2017
Jan 18
Mar 18
May 18
Jul 18
Sep 18
Nov 18

Aluminium (+7%)



2,700
1,700
2018 avg**: $2,110/t vs $1,969/t in 2017
Jan 18
Mar 18
May 18
Jul 18
Sep 18
Nov 18

Copper (+6%)



340
240
2018 avg: 297c/lb vs 281c/lb in 2017
Jan 18
Mar 18
May 18
Jul 18
Sep 18
Nov 18

Iron ore

Solid growth in global steel production, including Chinese crude steel production of ~930Mt

China's structural policy-driven demand for higher grade products

Disrupted seaborne supply (~40Mt)

Aluminium

Robust global demand growth of ~4%

Volatility in supply surrounding potential Rusal sanctions

Trade tariffs and uncertainty

Copper

Macro headwinds affected demand in H2

Limited supply disruption of ~3%

* Dry metric tonne, FOB basis | ** Average LME price

11

©2019, Rio Tinto, All Rights Reserved

©2019, Rio Tinto, All Rights Reserved Strong and consistent EBITDA * Other cash costs include movements in Central costs and Exploration & Evaluation costs. All variances exclude coal Underlying EBITDA $ billion 18.1 18.6 Coal EBITDA EBITDA excl. Coal

Net earnings reconciliation ©2019, Rio Tinto, All Rights Reserved ($bn) Reported Underlying Exclusions EBITDA 23.3 18.1 5.1* Depreciation & Amortisation (4.6) (4.6) 0.0 Impairment charges (0.1) 0.0 (0.1) Finance items (0.1) (0.7) 0.6 Tax (4.5) (3.7) (0.8) Non-controlling interests (0.3) (0.3) (0.0) Net Earnings 13.6 8.8 4.8 Exclusions from underlying EBITDA: gains on disposal of businesses and land (Kitimat), and gain on formation of Elysis JV gains on embedded commodity derivatives offset by increases to closure provisions at Argyle and ERA Impairment charges relate mainly to ISAL and excluded from underlying earnings Finance items are reported net of exchange gains on net debt and intragroup which are excluded from underlying earnings. Underlying finance costs are lower than 2017 on lower net debt Tax rate on underlying earnings of 29%. The tax rate on net earnings is 23% due to non-taxable gains on disposal Tax rate 23% 29% ROCE 30% 19% * Numbers have been rounded to the nearest $0.1bn

Iron Ore continued delivery from a world-class asset Operating metrics 2018 2017 comparison 2019 guidance Average realised price* $62.8 / t - 3% Shipments (100% basis) 338mt + 2% 338-350Mt Operating cost / t** $13.3 / t - 0% $13-14 / t Financial metrics ($bn) Revenue 18.5 + 1% EBITDA 11.3 - 2% Margin (FOB) 68% + 0pp Operating cash flow 8.3 - 2% Sustaining capex 0.9 + 67% ~1.0 Replacement and growth capex 0.4 - 43% ROCE 42% + 1pp * Dry metric tonne, FOB basis | ** Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), sustaining capital, tax and interest ©2019, Rio Tinto, All Rights Reserved Shipments increased 2% Maintained EBITDA margin Strong demand for our 62% Pilbara Blend product Full deployment of AutoHaulTM in December 2018 Koodaideri Phase 1 approved for $2.6 billion

RioTinto

Aluminium
stable operations squeezed by raw material costs

Operating metrics	2018	2017 comparison	2019 guidance
Average aluminium price*	$2,470 / t	+ 11%	
Average bauxite price**	$38.7 / t	+ 6%	
Average alumina price***	$474 / t	+ 34%	
Production – bauxite	50.4mt	- 1%	56-59Mt
Production – alumina	8.0Mt	- 2%	8.1-8.4Mt
Production – aluminium	3.5Mt	- 3%	3.2-3.4Mt
Canadian smelters – hot metal cash costs*****	$1,533 / t	+ 15%	Refer to p41
Financial metrics ($bn)			
Revenue	12.2	+ 11%	
EBITDA	3.1	- 10%	
Margin (integrated operations)	32%	- 3pp	
Operating cash flow	2.3	- 12%	
Sustaining capex	0.8	+ 33%	
Replacement and growth capex	0.9	+ 32%	
ROCE	8%	- 2pp	

1% primary metal productivity creep****

Raw material and energy inflation impacted EBITDA by $0.5 billion

Volatility in markets from tariffs and sanctions:
- increase in mid-west premium effectively offset tariff increase
- Alumina market upside capped by legacy contracts - $0.5 billion

Amrun completed ahead of schedule and below budget

Completed disposals:
- Dunkerque Aluminium divestment completed for $0.4 billion, net of completion adjustments
- Surplus land at Kitimat for $0.6 billion


ECI
004

* Realised price, including VAP and mid-west premium | ** Realised price, dry metric tonne, FOB basis
*** Platts Alumina PAX FOB Australia | **** Excluding Becancour and Dunkerque smelters
***** Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price)

15

©2019, Rio Tinto, All Rights Reserved

Copper & Diamonds
strong operational performance

Operating metrics	2018	2017 comparison	2019 guidance
Copper price	297 c/lb	+ 6%	
Production – mined copper	634kt	+ 33%	550-600kt
Production – refined copper	275kt	+ 39%	220-250kt
Production – diamonds	18.4Mct	- 15%	15-17Mct
Unit cost*	109 c/lb	- 21%	110-120 c/lb

Financial metrics ($bn)			
Revenue	6.5	+ 34%	
EBITDA	2.8	+ 46%	
Margin	43%	+ 4pp	
Operating cash flow	2.1	+ 25%	
Sustaining capex	0.3	+ 32%	
Replacement and growth capex	1.6	+ 35%	
ROCE	9%	+ 7pp	

Improved performance at Escondida
- Resulting in $786 million of dividends received

Significant productivity improvements delivered at Kennecott

OT underground project
- Progressed well in 2018
- Signed the Power Agreement with the Government of Mongolia
- Reviewing the existing schedule

Successful divestment of Grasberg for $3.5 billion

Completion of the A21 pipe at Diavik



16

* Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage

©2019, Rio Tinto, All Rights Reserved

Energy & Minerals* a challenging year Operating metrics 2018 2017 comparison 2019 guidance IOC pellets $114 / t + 5% TiO2** $647 / t + 18% Production – IOC 9.0mt - 20% 11.3-12.3Mt Production – TiO2 1.1Mt - 15% 1.2-1.4Mt Production – Borates 0.5Mt - 1% 0.5Mt Financial metrics ($bn) Revenue 4.7 - 5% EBITDA 1.3 - 18% Margin 28% - 4pp Operating cash flow 0.9 - 19% Sustaining capex 0.3 - 6% Replacement and growth capex 0.1 + 142% ROCE 8% -2pp * All numbers exclude coal operations which were disposed | ** Excluding Upgraded Slag (UGS) Production instability at RTIT an opportunity to improve in 2019 2 furnaces currently being rebuilt at Rio Tinto Fer et Titane Portfolio simplification through divestments of coking coal and Rössing Uranium Full recovery from strike at IOC ©2019, Rio Tinto, All Rights Reserved

©2019, Rio Tinto, All Rights Reserved Productivity accelerating in 2019 Post-tax mine-to-market (M2M) productivity programme $ billion (free cash flow) 2018 M2M additional free cash flow fully offset by raw material cost headwinds, primarily related to Aluminium 2018 invested in capabilities and technology for future productivity 2018 run rate of $0.4 billion with additional $0.6 billion M2M free cash flow expected in 2019 Maintain M2M free cash flow target of $1.5 billion run-rate from 2021 * Based on consensus prices and exchange rates

©2019, Rio Tinto, All Rights Reserved Disciplined capital allocation Essential sustaining capex 1 Ordinary dividends 2 Iterative cycle of 3 Further cash returns to shareholders Compelling growth Debt management

RioTinto

Our strong balance sheet gives us resilience and flexibility

Net debt
$ billion


9.6
9.6
7.0*
3.8
(0.3)
8.0
IFRS 16
2016
2017
2018
2018 adjusted

		2016	2017	2018	2018 adjusted
Adjusted net debt / EBITDA		0.7x	0.4x	(0.0x)	0.4x
Gearing ratio****		17%	12%	(1%)	14%
Credit rating	S&P	A-	A-	A	A
	Moody's	Baa1	A3	A2***	A2***

Net cash of $0.3 billion

Committed cash outflows for 2019 will result in adjusted net debt of $8.0 billion**:

- $4.0 billion return of Grasberg and Dunkerque proceeds via special dividend
- $1.7 billion in buy-backs previously announced in 2018
- $0.4 billion for lag in Australian tax payments
- $0.9 billion coal disposal tax payment
- New leasing accounting standard to come into effect from January 2019, increases net debt by $1.2 billion (non-cash)

* Adjusted Dec-2017 net debt of $7 billion included announced buy-backs relating to the Coal & Allied proceeds and the Australian tax lag
** Numbers are rounded to the closest $0.1bn | *** As at February-2019 | **** Gearing ratio = net debt / (net debt + equity)

20
©2019, Rio Tinto, All Rights Reserved

Disciplined ramp-up of investments Capital expenditure profile $ billion Maintained sustaining capital guidance of $2.0 to $2.5 billion per year, including: Iron Ore sustaining capex of ~$1 billion per year Pilbara replacement capital includes Koodaideri and Robe River mine developments from 2019 All capital decisions go through rigorous evaluation and challenge Development capital delivers 2% CAGR (2019 – 2023) ©2019, Rio Tinto, All Rights Reserved Depreciation

©2019, Rio Tinto, All Rights Reserved The industry fundamentals are robust with Rio Tinto leading the way Capex / Depreciation and amortisation* Gearing (Net debt / (Net debt + equity))* 0% 40% 30% 20% 10% * Diversifieds peer group includes BHP, Glencore, Vale and Anglo American (Excludes Rio Tinto). Net debt for gearing calculated as current and non-current borrowings, less cash. Source: FactSet. The principal difference between Rio Tinto’s H2 2018 net cash of $0.3bn and the above view of H2 2018 net debt is due to the treatment of highly liquid financial assets held in managed investment funds

©2019, Rio Tinto, All Rights Reserved Superior cash returns declared of $13.5 billion in 2018 Coking coal 2018 cash returns declared to shareholders $ billion Note: Franking credit balance at Dec-2018 was $4.7 billion | Numbers have been rounded to the nearest $0.1bn

J-S Jacques Chief executive

©2019, Rio Tinto, All Rights Reserved 2019 outlook Global economic growth Momentum slowing Volatility and risk of trade war is ongoing China’s GDP growth Decelerating as expected Introducing stimulus measures to encourage infrastructure investment and support the private sector Global trade Global GDP China tipped to continue stimulus as growth slows China’s new trade offer is better than a tariff war US-China trade war: who has the upper hand? White House: Trump weighing possibilities on China Trade Deadline As the clock ticks, there's a path to a 'win-win' outcome in US - China trade talks Source: Rio Tinto, Oxford Economics

©2019, Rio Tinto, All Rights Reserved Our strategy has delivered value through the cycle World-class assets Portfolio Operating and Commercial excellence Performance Capabilities People & Partners Balance sheet strength Superior shareholder returns Compelling growth Disciplined capital allocation Superior cash generation

RioTinto

Investing through the cycle
2% CAGR** from an extensive pipeline of growth options

World Class Resource Base and Established Exploration Programme

6 Brownfield exploration programmes	64 Greenfield exploration programmes
Pilbara Iron Ore	Pilbara Iron Ore
Oyu Tolgoi Copper	Copper (inc. Winu)
Cape York Bauxite	Diamonds
Bingham Canyon Copper	Bauxite
Other minerals	Other minerals


$231m
spent on
exploration
in 2018
Copper
Diamonds
Iron Ore
Bauxite
Other

Pre-Feasibility & Feasibility

- Arvida, AP60
- Kennecott: SPB Slice 2* Selective U/G Project*
- Western Range, WTS 2*
- Zulti South*
- Resolution
- Koodaideri Stage 2
- Jadar

Execution

- OT Underground
- Koodaideri*
- Mesas B, C, H, West Angelas C&D*
- Kennecott Southwall Pushback*

* Denotes mainly replacement tonnes | ** CuEq CAGR from 2019 – 2023

27
©2019, Rio Tinto, All Rights Reserved

©2019, Rio Tinto, All Rights Reserved Discovery of copper-gold mineralisation in Western Australia Early success in copper at Winu*: Copper-gold mineralisation intersected Mineralisation close to surface 50-100m 1.4 km of strike length open to North, South and East Located in Western Australia and 100% owned Extensive drilling to continue in 2019 High quality exploration targets emerging *For full details, see the Notice to ASX dated 27 February 2019 (“Rio Tinto Exploration Update – copper-gold mineralisation discovered in the Paterson Province in the far east Pilbara region of Western Australia”) and accompanying information provided in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition).  These materials are also available on riotinto.com.

©2019, Rio Tinto, All Rights Reserved World-class portfolio 19% ROCE Through a simplified portfolio of long life, low cost assets Attractive growth opportunities 2% CuEq Annual growth rate to 2023 from broad pipeline of growth opportunities Consistent financial discipline $29bn* Returned to shareholders in 3 years, cash generative assets and strong balance sheet 21st century mining company Zero Coal or oil production plus a leading position in technology and automation Operating efficiency $1.5bn Free cash flow per year from 2021 delivered through our productivity programme Strong base for future growth and profitability * Including 2016-2018 cash returns, 2018 final dividend, 2019 buy-backs and special dividend Safety is our priority #1

Appendix 27 February 2019 London

Higher aluminium and RTIT prices partly offset by lower iron ore prices ©2019, Rio Tinto, All Rights Reserved Underlying EBITDA 2017 vs 2018 $ million * Aluminium includes alumina and bauxite and includes movements in market and other premia

Strong sales in iron ore, copper, gold and aluminium ©2019, Rio Tinto, All Rights Reserved Underlying EBITDA 2017 vs 2018 $ million * Aluminium includes alumina and bauxite

Iron Ore ©2019, Rio Tinto, All Rights Reserved 2018 cash unit cost of $13.3/t ($0.1/t lower than 2017) Focus on maintaining strong EBITDA margins (68% in 2018, in line with 2017) Productivity initiatives and weakening Australian dollar in 2018 offset: Steeper hauls Higher diesel, labour and maintenance costs Average realised FOB price of $57.8 per wet metric tonne ($62.8 per dry metric tonne) 2019 guidance for shipments from the Pilbara remains unchanged at 338-350Mt, subject to market conditions and any weather constraints Pilbara cash unit cost $ per tonne maintaining our competitive advantage

Iron Ore ©2019, Rio Tinto, All Rights Reserved Our Pilbara mines produced 338 million tonnes in 2018 (282 million tonnes as Rio Tinto’s share) – 2% higher than 2017. This increase came from expanded mines and minimal weather interruptions compared to 2017 Pilbara FOB EBITDA margins of 68% achieved in 2018 (68% in 2017) Pilbara cash unit costs were $13.3 per tonne in 2018, compared to $13.4 per tonne in 2017 Pilbara iron ore revenues includes $1.7 billion of freight in 2018 compared to $1.5 billion in 2017 Approximately 68% of sales in 2018 were priced with reference to the current month average, 17% with reference to the prior quarter’s average index lagged by one month, 5% with reference to the current quarter average and 10% were sold on the spot market Approximately 32% of our sales were made on an FOB basis with the remainder sold including freight Underlying EBITDA 2017 vs 2018 $ million lower prices partly offset by higher volumes

Aluminium ©2019, Rio Tinto, All Rights Reserved Aluminium underlying EBITDA of $3.1 billion declined by 10% compared with 2017. Stronger prices in H1 2018 were more than outweighed by the impact of legacy alumina sales contracts, raw material cost inflation and lower aluminium volumes The average realised price per tonne averaged $2,470 in 2018 (2017: $2,231) The 2018 cash LME aluminium price averaged $2,110 per tonne, an increase of 7% on 2017 The mid-West premium rose 111% to $419/tonne (2017: $199/tonne), driven by the 10% US tariff implemented on 1 June which is included in our operating costs VAP represented 57% of the primary metal we sold (2017: 57%) and generated attractive product premiums averaging $224/tonne of VAP sold (2017: $221/tonne) EBITDA margins were 32% in 2018, compared to 35% in 2017 Bauxite revenues includes $371 million of freight in 2018 ($266 million in 2017) In 2018, we sold the Dunkerque aluminium smelter in France to Liberty House for $0.4 billion, net of completion adjustments, and a wharf and land in Kitimat, British Columbia to LNG Canada for $0.6 billion higher prices and volumes offset by raw material cost headwinds Underlying EBITDA 2017 vs 2018 $ million

Copper & Diamonds ©2019, Rio Tinto, All Rights Reserved Underlying EBITDA of $2.8 billion was 46% higher than 2017. Our strong performance was primarily driven by increased volumes of copper and gold, lower costs linked to productivity improvements at our managed operations, and Escondida running at full capacity after the 2017 strike Copper & Diamonds generated $2.1 billion in cash from operating activities, a 25% increase on 2017. This included $786 million of dividends from Escondida. Working capital, productivity and cost management initiatives also contributed to favourable cash flows Average copper prices increased 6% to 297 US cents per pound, and the average gold price rose 1% to $1,269 per ounce compared with 2017. Price changes, including the effects of provisional pricing movements, resulted in a $25 million decrease in underlying EBITDA compared with 2017 At 31 December 2018, the Group had an estimated 240 million pounds of copper sales that were provisionally priced at 277 cents per pound. The final price of these sales will be determined during the first half of 2019. This compares with 250 million pounds of open shipments at 31 December 2017, provisionally priced at 304 cents per pound strong operational performance Underlying EBITDA 2017 vs 2018 $ million

Energy & Minerals ©2019, Rio Tinto, All Rights Reserved higher prices offset by coal disposal and one-off disruptions Underlying EBITDA of $2.2 billion was 22% lower than 2017. Excluding the entire contribution from coal in both years, 2018 EBITDA of $1.3 billion was 18% lower than the 2017 comparative of $1.6 billion Coal EBITDA included a $278 million gain from the sales of the Winchester South and Valeria coal development projects and a $167 million pre-tax gain from the revaluation of a royalty receivable arising from the disposal of the Mount Pleasant coal project in 2016 Net operating cash flows of $1.3 billion were 35% lower than 2017 We completed the sale of the Kestrel and Hail Creek coking coal mines and the Valeria coal and Winchester South development projects by 1 August 2018 for headline proceeds of $4.15 billion, and expect to pay ~$0.9 billion in tax on these disposals to the Australian Taxation Office in H1 2019 Excluding the entire contribution from coal in both years, 2018 net operating cash flows of $0.9 billion was 19% lower than the 2017 comparative of $1.1 billion. Underlying EBITDA 2017 vs 2018 $ million

Other movements in underlying EBITDA ©2019, Rio Tinto, All Rights Reserved $ million 2017 FX/ price Energy & Inflation Volumes Cash costs E&E Non-cash Interest, tax, other 2018 Other operations (116) 121 (117) 6 (31) - 2 64 (70) Exploration & Evaluation (net) (218) 2 1 - - (17) - - (231) Other (736) - 3 - (22) - (43) (153) (952) Total 1,070 123 (113) 6 (53) (17) (41) (89) 1,253 Underlying EBITDA impact Other operations includes the Gove alumina refinery (curtailed in May 2014), Rio Tinto Marine and Legacy projects Central exploration & evaluation costs higher due to increased activity levels, primarily at Resolution The increased loss in Other primarily relates to a $95 million rise in restructuring, project and other one-off costs and a $60 million increase in central pension costs and insurance. It also reflects an increase in our information system and technology spend and continued investment in capability to support our mine-to-market productivity programme

©2019, Rio Tinto, All Rights Reserved Near-term maturities further reduced in 2018 *Numbers based on year-end accounting value The debt maturity profile does not show the result of capitalised operating leases that was adopted by the group effective 1 January 2019 Gross debt reduced by $2.3 billion in 2018 to ~$13 billion $1.9 billion nominal value of bonds purchased in 2018 Average outstanding debt maturity of corporate bonds at ~13 years (~ 11 years for all Group debt) No bond maturities until 2020 31 December 2018 debt maturity profile* $ million

Modelling EBITDA ©2019, Rio Tinto, All Rights Reserved Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital. 2018 average price/ rate ($m) impact on FY 2018 underlying EBITDA of 10% price/rate change Copper 297c/lb 388 Aluminium $2,110/t 612 Gold $1,269/oz 46 Iron ore (62% Fe FOB) $61.2/dmt 1,566 A$ 75USc 721 C$ 77USc 354 Oil $71/bbl 78 Underlying EBITDA sensitivity

Modelling aluminium costs ©2019, Rio Tinto, All Rights Reserved ($/t) Impact a $100/t change in each of the input costs below will have on our 2018 Canadian smelting unit cash cost of $1,533/t Alumina (FOB) 191 Green petroleum coke (FOB) 34 Calcined petroleum coke (FOB) 30 Coal tar pitch (FOB) 7 Canadian* smelting unit cash** cost sensitivity * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters | ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium.

Case Study: Active management at Kennecott

South impoundment – closed in 2002

- No longer met seismic hazard design criteria
- Upstream construction method
- Deposition at new North impoundment commenced in 1998
- South impoundment de-weighting work undertaken
- 46 dewatering wells, 200+ horizontal and 1300+ wick drains installed
- Deflection berms installed
- Ongoing work planned

North impoundment – opened 2002-present

- Design review board comprised of international experts
- Designed to +7.25 magnitude earthquake (MCE*)
- Limited water storage and away from crest
- Wide beaches
- Centreline construction method
- Sophisticated monitoring systems:
  - 450+ piezometers for pore pressure monitoring
  - Accelerometers (earthquake detection) – linked to emergency alarms
  - GPS survey for construction monitoring and InSAR+ monitoring for early detection of instability
  - Inclinometers to detect settlement and displacement in slope upstream


North Impoundment
West Cyclone
Barge
South Impoundment
East Cyclone
Magna
North Impoundment (2002 – Present)

South Impoundment (1906 – 2002)


centreline

*Maximum Considered Earthquake
+ Interferometric Synthetic Aperture Radar

©2019, Rio Tinto, All Rights Reserved

©2019, Rio Tinto, All Rights Reserved Closure, taking the long term view Committed to closing our assets well At end 2018, closure and restoration provisions of $10 billion Dedicated closure team, in-house R&D Dedicated team, defined strategy and technical experts to improve closure outcomes and manage legacy sites Proven closure capability Leading technical, environmental and community practices in closure: Holden, a recent example